EXHIBIT 28(d) 14 UNDER FORM N-1A

EXHIBIT 10 UNDER ITEM 601/REG. S-K

Amendment #1 to

Exhibit SS

to the

Investment Advisory Contract

FEDERATED GOVERNMENT RESERVES FUND

For all services rendered by Adviser hereunder, the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual gross investment advisory fee equal to 0.20% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.20 of 1% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 1st day of June, 2015.

FEDERATED INVESTMENT MANAGEMENT COMPANY

By: /s/ John B. Fisher

Name: John B. Fisher

Title: President/CEO

MONEY MARKET OBLIGATIONS TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President